UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2026
Commission File Number: 001-41731

PELAGOS INSURANCE CAPITAL LIMITED
(Exact Name of Registrant as Specified in its Charter)
90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On May 13, 2026, Pelagos Insurance Capital Limited (the “Company”) issued a press release, and consolidated financial statements and the management’s discussion and analysis announcing results for the three months ended March 31, 2026, which are attached hereto as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Issuer on Form 6-K (this “Report”).

The Company is also making available a Company slide presentation, which is attached as Exhibit 99.3 to this Report.

This Report (including the information contained in Exhibit 99.2 to this Report, but excluding Exhibits 99.1 and 99.3 to this Report) shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated May 13, 2026
99.2	Consolidated Financial Statements and the Management’s Discussion and Analysis for the three months ended March 31, 2026
99.3	Presentation dated May 13, 2026

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PELAGOS INSURANCE CAPITAL LIMITED

Dated: May 13, 2026	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer